SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)


                            Waste Recovery Inc.
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                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
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                       (Title of Class of Securities)

                                 940902109
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                               (CUSIP Number)

                            Kenneth D. Pasternak
                               Newport Tower
                                 29th Floor
                            525 Washington Blvd.
                       Jersey City, New Jersey 07310
                               (201) 222-9400
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                             Matthew L. Mallow
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                               July 16, 1999
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                       (Date of Event which Requires
                         Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1(g), check
 the following:      (  )



                                SCHEDULE 13D
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 (1)  NAMES OF REPORTING PERSONS
           (a) Kenneth D. Pasternak
           (b) Knight Securities, L.P. ("Knight")

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Mr. Pasternak:  074488170
           Knight:  223660471
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( x )
                                                      (b)  (   )
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 (3)  SEC USE ONLY

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 (4)  SOURCE OF FUNDS
           Mr. Pasternak - PF.
           Knight - WC.
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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                 (   )
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 (6)  CITIZENSHIP OR PLACE OR ORGANIZATION
           Mr. Pasternak - New Jersey
           Knight - Delaware
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                          (7)  SOLE VOTING POWER
                                    Mr. Pasternak - 15,443,778 (See Note A)
                                    Knight - 730, 342
                                    Combined - 16,174,120 (See Note A)
 NUMBER OF                -------------------------------------------------
 SHARES                   (8)  SHARED VOTING POWER
 BENEFICIALLY OWNED                 Mr. Pasternak - 0
 BY                                 Knight - 0
 EACH                     -------------------------------------------------
 REPORTING                (9)  SOLE DISPOSITIVE POWER
 PERSON WITH                        Mr. Pasternak - 15,443,778
                                    Knight - 730,342
                                    Combined - 16,174,120 (See Note A)
                          -------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER
                                    Mr. Pasternak - 0
                                    Knight - 0
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 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Mr. Pasternak - 15,443,778 (See Note A)
           Knight - 730,342
           Combined - 16,174,120 (See Note A)
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 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                             (  )
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 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           Mr. Pasternak - 49.57% (See Note A)
           Knight - 4.6%
           Combined - 51.92% (See Note A)
 --------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON
           Mr. Pasternak - IN
           Knight - BD
 --------------------------------------------------------------------------



       The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

 Item 1.   Security and Issuer.

       This Statement relates to shares (the "Shares") of the common stock, $0.01 par value per share ("Common Stock"), of Waste Recovery, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at:
 309 S. Pearl Expressway, Dallas, TX 75201.

 Item 2.   Identity and Background.

       This schedule 13D is being filed in connection with the purchase by Kenneth Pasternak of Senior Secured Convertible Promissory Notes (the "Notes") of Waste Recovery Illinois, an Illinois general partnership, which are convertible into a yet to be determined number of shares which will not exceed 49% of the Shares of Issuer outstanding immediately after conversion. Based on a total of 15,890,563 Shares outstanding on June 30, 1999, Mr. Pasternak could convert the Notes into a maximum of 15,267,404 Shares. Mr. Pasternak owns an additional 176,374 Shares at the time of filing.

       Mr. Pasternak is the chief executive officer of Knight/Trimark Group, Inc., of which both the sole general partner and the sole limited partner of Knight are wholly owned subsidiaries. Knight is a market maker in Nasdaq securities and has purchased in the ordinary course of its business the 730,342 Shares it owns. Based on a total outstanding number of Shares as of June 30, 1999 of 15,890,563, Knight owns 4.6% of the currently outstanding Shares.

 Mr. Pasternak

       (a)   Kenneth D. Pasternak
       (b)   Address:  Newport Tower, 29th Floor
                       525 Washington Blvd.
                       Jersey City, NJ  07310
       (c)   Principal occupation:  Chief executive officer of market maker

 Knight

       (a)   Knight Securities, L.P.
       (b)   Address:  Newport Tower, 29th Floor
                       525 Washington Blvd.
                       Jersey City, NJ  07310
       (c)   Principal business:  Market maker in Nasdaq securities

 Item 2.  (d)

       Neither Mr. Pasternak nor Knight has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

 Item 2.  (e)

       Neither Mr. Pasternak nor Knight has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Mr. Pasternak or Knight is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration

       Using personal funds, Mr. Pasternak purchased Notes on July 8, 1999 which are convertible into a maximum of 49% of the Shares outstanding immediately after such conversion, for an aggregate purchase price of $1 million. Mr. Pasternak purchased shares at other times in public transactions, using personal funds. Knight bought shares at various times using its working capital.

 Item 4.   Purpose of Transaction.

       Mr. Pasternak bought the Shares for investment purposes. Knight purchased the Shares in the ordinary course of its market making business.

 Item 5.   Interest in Securities of the Issuer.

       See Numbers 7-11 of the cover page to this Schedule 13D for the information required by Item 5.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Not applicable.

 Item 7.   Material to be Filed as Exhibits.

       Not Applicable


                                   Note A

       Pursuant to an agreement dated July 8, 1999, between Waste Recovery -- Illinois (the "Partnership"), Waste Recovery Illinois, LLC, Issuer and Mr. Pasternak, Mr. Pasternak purchased Senior Secured Convertible Promissory Notes of the Partnership, convertible commencing on the sixtieth day after the execution of that agreement for a yet to be determined number of shares which will not exceed 49% of Issuer's common stock outstanding immediately after such exercise. Assuming the number of shares of common stock outstanding to be that on June 30, 1999 (15,890,563), Mr. Pasternak could presently convert all of the Notes into a maximum of 15,267,404 shares of common stock. The issuer has agreed to authorize sufficient additional Shares to enable such a conversion. Mr. Pasternak presently owns an additional 176,374 Shares.



                                 Signatures

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: July 16, 1999




 Signature:  /s/ Kenneth D. Pasternak
             --------------------------
             Kenneth D. Pasternak